Exhibit 21.1

Subsidiaries of Assured Pharmacy, Inc.

Subsidiary Name	State or Other Jurisdiction of Incorporation
Assured Pharmacy DME, Corp.	Nevada
Assured Pharmacy Gresham, Inc.	Nevada
Assured Pharmacy Irvine, Inc.	Nevada
Assured Pharmacy Los Angeles 1, Inc.	Nevada
Assured Pharmacy Plus, Corp.	Nevada
Assured Pharmacies, Inc.	Louisiana
Assured Pharmacies Northwest, Inc.	Nevada
Assured Pharmacy Las Vegas, Inc.	Nevada
Assured Pharmacy Henderson, Inc.	Nevada